Change in Independent Registered Public Accounting Firm

On September 24, 2014, with the approval of the audit committee, KPMG LLP ("KPMG") was dismissed as the independent registered public accounting firm for the Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Equity Fund, Hatteras Long/Short Debt Fund, Hatteras Managed Futures Strategies Fund, and Hatteras Hedged Strategies Fund ("the Funds").

The Funds, with the approval of its Board of Trustees and its Audit Committee, engaged Cohen Fund Audit Services, Ltd. as its new independent registered public accounting firm on September 24, 2014 to audit the Funds' financial statements for the fiscal year ending December 31, 2014.

The reports of KPMG on the financial statements of the Funds for the most recent fiscal periods ended December 31, 2013 and 2012 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the fiscal periods ended December 31, 2013 and 2012, and during the subsequent interim period through September 24, 2014, there have been no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG would have caused them to make reference thereto in their report on the financial statements for such years, or (2) reportable events.